UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AKOUOS, INC.

(Name of Subject Company (issuer))

KEARNY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00973J101

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 31, 2022 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Kearny Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Lilly and reasonably acceptable to Akouos, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on November 29, 2022, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On October 31, 2022, Ryan O’Dell, a purported stockholder of Akouos, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Akouos, Inc., et al., Case No. 1:22-cv-9313 (the “O’Dell Complaint”). On November 10, 2022, Brian Dixon, a purported stockholder of Akouos, filed a complaint in the United States District Court for the District of Delaware, captioned Dixon v. Akouos, et al., Case No. 1:22-cv-01479-UNA (the “Dixon Complaint” and, together with the O’Dell Complaint, the “Complaints”). The Complaints name as defendants Akouos and each member of the Akouos Board. The Complaints allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by Akouos on October 31, 2022. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. In addition, the Dixon Compliant seeks a declaration that the defendants violated Section 14(a) and/or 20(a) of the Exchange Act.

Akouos also received (a) one demand letter on November 3, 2022, sent on behalf of Alex Ciccotelli, a purported stockholder of Akouos (the “Ciccotelli Demand”), (b) two demand letters on November 8, 2022, sent on behalf of Marc Waterman (the “Waterman Demand”) and Christopher Scott (the “Scott Demand”), each a purported stockholder of Akouos, (c) two demand letters on November 9, 2022, sent on behalf of James Ayer (the “Ayer Demand”) and Tim Chase (the “Chase Demand”), each a purported stockholder of Akouos, (d) two demand letters on November 10, 2022, sent on behalf of David Elliot (the “Elliot Demand”) and Miriam Nathan (the “Nathan Demand”), each a purported stockholder of Akouos, and (e) one demand letter on November 11, 2022, sent on behalf of Sean Riley (the “Riley Demand”), a purported stockholder of Akouos. Each of the Ciccotelli Demand, the Waterman Demand, the Scott Demand, the Ayer Demand, the Chase Demand, the Elliot Demand, the Nathan Demand and the Riley Demand alleges omissions of material information with respect to the transaction from the Schedule 14D-9 filed by Akouos on October 31, 2022 and demands that Akouos promptly provide stockholders with additional disclosure. In addition, each of the Ayer Demand and the Nathan Demand includes a draft complaint, which contains allegations and requests for relief substantially consistent with those set forth in the Complaints, and states an intention to file such complaint.

The outcome of the matters described above cannot be predicted with certainty. Additional complaints may be filed against Akouos, the Akouos Board, Lilly and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Lilly, Purchaser and/or Akouos will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022	KEARNY ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer